# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORP /DE/, CIK 0000709283
CUSIP: 747906600
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 224 AIRPORT PARKWAY, SUITE 550, SAN JOSE, California (CA), 95110
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0000902664-25-000053
Filed by CIK 0002050998
Persons authorized to receive notices and communications: Derek Leo, Blue Torch Capital LP, 150 E. 58th Street, 39th Floor, New York, New York (NY), 10155, 212-503-5850; David A. Curtiss, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Blue Torch Capital LP (CIK 0002050998): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 135,763; sole dispositive power 0; shared dispositive power 135,763; aggregate amount beneficially owned 135,763 (2.3% of the class)
- Kevin Genda (CIK 0001179468): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 135,763; sole dispositive power 0; shared dispositive power 135,763; aggregate amount beneficially owned 135,763 (2.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value per share
Name of issuer: QUANTUM CORP /DE/
Address of issuer's principal executive offices: 224 AIRPORT PARKWAY, SUITE 550, SAN JOSE, California (CA), 95110
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 6, 2025 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of Quantum Corporation (the "Issuer"). This Amendment No. 1 amends and restates Items 5(a)-(c) and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of Common Stock reported beneficially owned by each Reporting Person is based upon 5,834,199 shares of Common Stock outstanding as of February 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024, filed with the SEC on February 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effectuated by the Reporting Persons since the filing of the Original Schedule 13D are set forth in Schedule A, and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 13, 2025.

## Signatures
- Blue Torch Capital LP: /s/ Kevin Genda, Kevin Genda, Chief Executive Officer (02/21/2025)
- Kevin Genda: /s/ Kevin Genda, Kevin Genda, Individually (02/21/2025)